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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                            Sycamore Networks, Inc.
                            -----------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    871206108
                                    ---------
                                 (CUSIP Number)


                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

   [ ]   Rule 13d-1(b)
   [X]   Rule 13d-1(c)
   [ ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 871206108

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)        [ ]
         (B)        [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.      SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                          -0-
EACH
REPORTING                 6.      SHARED VOTING POWER
PERSON WITH                       19,765,235

                          7.      SOLE DISPOSITIVE POWER
                                  -0-

                          8.      SHARED DISPOSITIVE POWER
                                  19,765,235

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,765,235

   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [   ]

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.1%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA, PN



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CUSIP NO. 871206108

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.L.C.
         13-3799946

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)        [ ]
         (B)        [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.        SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                            -0-
EACH
REPORTING                 6.        SHARED VOTING POWER
PERSON WITH                         19,765,235

                          7.        SOLE DISPOSITIVE POWER
                                    -0-

                          8.        SHARED DISPOSITIVE POWER
                                    19,765,235

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,765,235

   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [   ]

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.1%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO


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CUSIP NO. 871206108

      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Shaw

      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (A)           [ ]
           (B)           [ ]

      3.   SEC USE ONLY

      4.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

NUMBER OF                5.       SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                          -0-
EACH
REPORTING                6.       SHARED VOTING POWER
PERSON WITH                       19,765,235

                         7.       SOLE DISPOSITIVE POWER
                                  -0-

                         8.       SHARED DISPOSITIVE POWER
                                  19,765,235

      9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           19,765,235

      10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

      11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           7.1%

      12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN

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ITEM 1.

     (a) NAME OF ISSUER:
          Sycamore Networks, Inc.

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          220 Mill Road
          Chelmsford, MA  01824


ITEM 2.
     (a) NAME OF PERSON FILING:
          D. E. Shaw & Co., L.P.
          D. E. Shaw & Co., L.L.C.
          David E. Shaw

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
          The business address for each reporting person is:
          120 W. 45th Street, Tower 45, 39th Floor
          New York, NY 10036

     (c) CITIZENSHIP:
          D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
          D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
          David E. Shaw is a citizen of the United States of America.

     (d) TITLE OF CLASS OF SECURITIES:
          Common Stock, $0.001 par value

     (E) CUSIP NUMBER:
          871206108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4. OWNERSHIP

As of December 31, 2005:

(a) Amount beneficially owned:

    D. E. Shaw & Co., L.P.:

                                   19,765,235 shares
                                   This is composed of (i) 10,992,284 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C. and (ii) 8,772,951 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C.


D. E. Shaw & Co., L.L.C.:          19,765,235 shares
                                   This is composed of (i) 10,992,284 shares in the name of D. E. Shaw Laminar Portfolios,
                                   L.L.C. and (ii) 8,772,951 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C.


David E. Shaw:                     19,765,235 shares
                                   This is composed of (i) 10,992,284 shares in the name of D. E. Shaw Laminar Portfolios,
                                   L.L.C. and (ii) 8,772,951 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C.

(b) Percent of class:
     D. E. Shaw & Co., L.P.:       7.1%
     D. E. Shaw & Co., L.L.C.:     7.1%
     David E. Shaw:                7.1%

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(c)   Number of shares to which
      the person has:
     (i)       Sole power to vote or to
               direct the vote:
               D.E. Shaw & Co., L.P.:                  -0- shares
               D.E. Shaw & Co., L.L.C.:                -0- shares
               David E. Shaw:                          -0- shares


      (ii)     Shared power to vote or
               to direct the vote:
               D.E. Shaw & Co., L.P.:                  19,765,235 shares
               D.E. Shaw & Co., L.L.C.:                19,765,235 shares
               David E. Shaw:                          19,765,235 shares

      (iii)    Sole power to dispose or to
               direct the disposition of:
               D.E. Shaw & Co., L.P.:                  -0- shares
               D.E. Shaw & Co., L.L.C.:                -0- shares
               David E. Shaw:                          -0- shares

      (iv)     Shared power to dispose or to
               direct the disposition of:
               D.E. Shaw & Co., L.P.:                  19,765,235 shares
               D.E. Shaw & Co., L.L.C.:                19,765,235 shares
               David E. Shaw:                          19,765,235  shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Laminar Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of
D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Laminar Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 19,765,235 shares as described above constituting 7.1% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 19,765,235 shares.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10.       CERTIFICATION

By signing below, each of D. E. Shaw & Co., L.P., D. E. Shaw & Co., L.L.C., and David E. Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

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SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Julius Gaudio, are attached hereto.

Dated: February 14, 2006


                                     D. E. Shaw & Co., L.P.

                                     By:  /s/ Julius Gaudio
                                          ----------------------
                                          Julius Gaudio
                                          Managing Director



                                     D. E. Shaw & Co., L.L.C.

                                     By:  /s/ Julius Gaudio
                                          ----------------------
                                          Julius Gaudio
                                          Managing Director



                                     David E. Shaw

                                     By: /s/ Julius Gaudio
                                         ----------------------
                                         Julius Gaudio
                                         Attorney-in-Fact for David E. Shaw


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                                    EXHIBIT 1

                                POWER OF ATTORNEY
                               FOR CERTAIN FILINGS
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:


         Anne Dinning,

         Julius Gaudio,

         Lou Salkind,

         Stuart Steckler, and

         Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner or managing member of other entities, any which in turn may be acting for itself or other entities) all documents, certificates, instruments, statement, other filings, and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co., Inc.
/s/David E. Shaw
New York, New York


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                                    EXHIBIT 2

                                POWER OF ATTORNEY
                               FOR CERTAIN FILINGS
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:

         Anne Dinning,

         Julius Gaudio,

         Lou Salkind,

         Stuart Steckler, and

         Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co. II, Inc. (acting for itself and as the managing member of D. E. Shaw & Co., L.L.C., which in turn may be acting for itself or as the managing member of other companies) all documents, certificates, instruments, statement, other filings and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date:  February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co. II, Inc.
/s/David E. Shaw
New York, New York